                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 30, 2000

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3559

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Atlantic Electric 401(K) Savings and Investment Plan-B
      800 King Street
      P.O. Box 231
      Wilmington, DE 19899

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Custom Stable Value Fund                   Spectrum Growth Fund
T. Rowe Price Associates, Inc.             T. Rowe Price Associates, Inc.
100 East Pratt Street                      100 East Pratt Street
Baltimore, MD 21202                        Baltimore, MD 21202

Equity Income Fund                         Conectiv Class A Common Stock Fund
T. Rowe Price Associates, Inc.             Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

International Stock Fund                   Conectiv Common Stock Fund
T. Rowe Price Associates, Inc.             Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

Equity Index Fund
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD 21202

Atlantic Electric
401(k) Savings and
Investment Plan - B
as of December 30, 2000 and 1999
and for the year ended
December 30, 2000 and
Supplemental Schedules at and for
the year ended December 30, 2000

Atlantic Electric 401(k) Savings and Investment Plan - B
Table of Contents
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                       Page(s)
                                                                       -------
Report of Independent Accountants                                         1

Financial Statements:

   Statements of Net Assets Available for Benefits                        2

   Statement of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                        4-7

Supplemental Schedules:
   Schedule of Assets (Held at End of Year) - Schedule H - Item 4(i)      8

   Schedule of Reportable Transactions - Schedule H - Item 4(j)           9

Signature                                                                10

* Refers to item numbers in Form 5500 (Annual Return Report of Employee Benefit Plan) for the Plan year ended December 30, 2000, which schedules are incorporated herein by reference.

                       Report of Independent Accountants


To the Personnel and Compensation
Committee of Conectiv


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Atlantic Electric 401(k) Savings and Investment Plan - B at December 30, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
---------------------------
PricewaterhouseCoopers

June 9, 2001

Atlantic Electric 401(k) Savings and Investment Plan - B
Statements of Net Assets Available for Benefits
December 30, 2000 and 1999
--------------------------------------------------------------------------------

                                             2000             1999

Investments                              $ 43,282,975    $ 43,787,006
Receivables:
  Employer contributions                       13,929          13,516
  Participant contributions                    46,489          43,572
                                         ------------    ------------
Net assets available for benefits        $ 43,343,393    $ 43,844,094
                                         ------------    ------------






  The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Statements of Changes in Net Assets Available for Benefits
December 30, 2000 and 1999
--------------------------------------------------------------------------------

Additions:
  Employee contributions                                 $  2,678,059
  Employer contributions                                      710,202
  Interest income                                             785,513
  Dividend income                                           1,919,059
  Net depreciation in fair value of investments            (2,675,233)
                                                         ------------
    Total additions                                         3,417,600
                                                         ------------
Deductions:
  Benefits paid to participants                             3,915,301
  Administrative fees                                           3,000
                                                         ------------
    Total deductions                                        3,918,301
                                                         ------------
Net decrease in net assets available for benefits            (500,701)

Net assets available for benefits, at beginning of year    43,844,094
                                                         ------------
Net assets available for benefits, at end of year        $ 43,343,393
                                                         ------------





  The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2000 and 1999
--------------------------------------------------------------------------------

1.   Description of Plan

     General
     The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     All full-time bargaining unit employees of the Atlantic City Electric Company (the "Company"), are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. The Company's matching contribution is invested in the Stable Value Fund. Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59-1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

     Participant Accounts
     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

     Termination of Plan
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA.

     Administration Costs
     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

     Participant Loans Receivable
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The interest rate for 2000 and 1999 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2000 and 1999
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Common stock is valued at closing price on its principal exchange, shares of common collective trusts are valued at net asset value.

     Investment in Common/Collective Trust
     The Custom Stable Value Common Trust Fund invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the changes in net assets available for benefits during the reporting period and, where applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2000 and 1999
--------------------------------------------------------------------------------

3.   Investment Options

     The investment options available to plan participants have the following objectives:

     (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

     (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

     (iii) T. Rowe Price Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

     (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

     (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

     (vi) Conectiv Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Common Shares.

     (vii) Conectiv Class A Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Class A Common Shares.

4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                       December 30,
                                              ----------------------------
                                                  2000            1999

     Custom Stable Value Fund                 $ 11,294,587    $ 12,119,187
     Equity Index Fund                          14,889,604      15,686,163
     Equity Income Fund                         10,824,727      11,309,115
     Spectrum Growth Fund                        2,921,336       2,214,291
                                              ------------    ------------
                                              $ 39,930,254    $ 41,328,756
                                              ------------    ------------

     During 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $2,675,233 as follows:

     Registered investment companies                          $  2,534,518
     Common stock                                                  140,715
                                                              ------------
                                                              $  2,675,233
                                                              ------------

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2000 and 1999
--------------------------------------------------------------------------------

5.   Non-participant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:


                                                           December 30,
                                                  ----------------------------
                                                      2000            1999

     Net assets:
      Custom stable value fund                    $ 11,318,415    $ 12,141,663
                                                  ------------    ------------

                                                                    Year ended
                                                                   December 30,
                                                                       2000
     Changes in net assets:
      Contributions                                               $  1,330,514
      Interest income                                                  715,665
      Benefits paid to participants                                 (1,700,091)
      Administrative fees                                                 (726)
      Transfers to participant-directed investments                 (1,168,610)
                                                                  ------------
                                                                  $   (823,248)
                                                                  ------------

6.   Tax Status

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 51-0377417, PLAN#: 003
Schedule H - Item 4(i)
Schedule of Assets (held at End of Year)
December 30, 2000
--------------------------------------------------------------------------------

                            Supplemental Schedules

                                                                                                Current
       Identity of Issue                         Investment Type                Cost             Value
T. Rowe Price:
 Custom Stable Value Fund                Common/Collective Trust           $ 11,294,587     $ 11,294,587
 Equity Index Fund                       Mutual Fund                         11,313,046       14,889,604
 Equity Income Fund                      Mutual Fund                         10,212,494       10,824,727
 Spectrum Growth Fund                    Mutual Fund                          3,034,925        2,921,336
 International Stock Fund                Mutual Fund                          1,788,676        1,575,841

*Conectiv                                Common Stock                            99,256          111,576
*Conectiv Class A Common Stock           Common Stock                           233,134          148,940

Participant Loans                        Various loans at 9.00% maturing
                                         March 2000 through October 2015              -        1,516,364
                                                                           ------------     ------------
                                                           Total           $ 37,976,118     $ 43,282,975
                                                                           ------------     ------------

* Parties-in-interest

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 51-0377417, PLAN#: 003
Schedule H - Item 4(j)
Schedule of Reportable Transactions*
for the year ended December 30, 2000

                                                                                                          Current
                                                                                                          Value of
                                                                                                          Asset on     Historical
  Identity of                                       Purchase         Selling        Historical          Transaction       Gain/
Party Involved       Description of Assets            Price           Price            Cost                 Date          Loss
T. Rowe Price      Custom Stable Value Fund:
                    Purchases                     $ 5,665,989                       $ 5,665,989         $ 5,665,989
                    Sales                                          $ 6,490,589        6,490,589           6,490,589

* Non-participant directed transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


            Atlantic Electric 401(K) Savings and Investment Plan-B


Date: June 22, 2001                  /s/ John C. van Roden
                                     -----------------------------------------
                                     John C. van Roden, Senior Vice President
                                     and Chief Financial Officer